SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Banner Corporation
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

06652V208
(CUSIP Number)

Spencer C. Fleischer
Friedman Fleischer & Lowe GP III, LLC
One Maritime Plaza, Suite 2200
San Francisco, CA 94111
Telephone: (415) 402-2100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Neil W. Townsend, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

October 1, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06652V208	Page 2 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,525,794
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,525,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,525,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 3 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe Parallel Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,011,119
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,011,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,011,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 4 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS FFL Individual Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 5 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS FFL Executive Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,753
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 29,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 6 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,598,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,598,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,598,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 7 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,598,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,598,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,598,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

Item 1.  Security and Issuer
The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Banner Corporation (the “Company”). The principal executive offices of the Company are located at 10 South First Avenue, Walla Walla, Washington 99362.
Item 2.  Identity and Background
(a)-(c) Friedman Fleischer & Lowe Capital Partners III, L.P., Friedman Fleischer & Lowe Parallel Fund III, L.P., FFL Individual Partners III, L.P., FFL Executive Partners III, L.P., Friedman Fleischer & Lowe GP III, L.P. and Friedman Fleischer & Lowe GP III, LLC (collectively, the “Reporting Persons”).
The Reporting Persons have entered into a Joint Filing Agreement, dated October 13, 2015, a copy of which is attached as Exhibit A to this statement on Schedule 13D, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
The principal business of Friedman Fleischer & Lowe GP III, L.P. is serving as the general partner of private equity funds, including Friedman Fleischer & Lowe Capital Partners III, L.P., Friedman Fleischer & Lowe Parallel Fund III, L.P., FFL Individual Partners III, L.P. and FFL Executive Partners III, L.P. (collectively, the “FFL Funds”)  The principal business of Friedman Fleischer & Lowe GP III, LLC is serving as the general partner of Friedman Fleischer & Lowe GP III, L.P.
The address of the principal business office of each of the Reporting Persons is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, Suite 2200, San Francisco, CA 94111.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).
(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Friedman Fleischer & Lowe Capital Partners III, L.P., Friedman Fleischer & Lowe Parallel Fund III, L.P., FFL Individual Partners III, L.P., FFL Executive Partners III, L.P. and Friedman Fleischer & Lowe GP III, L.P. are each limited partnerships organized under the laws of the State of Delaware.  Friedman Fleischer & Lowe GP III, LLC is a limited liability company organized under the laws of the State of Delaware.
Item 3.  Source and Amount of Funds or Other Consideration
On November 5, 2014, the Company, SKBHC Holdings LLC (“Holdings”) and Starbuck Bancshares, Inc. (“Starbuck”) entered into a Merger Agreement (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on October 1, 2015 (the “Closing Date”), Starbuck merged with a subsidiary of the Company (the “Merger”). Immediately following the Merger, Starbuck’s wholly owned subsidiary bank, AmericanWest Bank, a Washington state-chartered commercial bank, merged with and into the Company’s wholly owned subsidiary bank, Banner Bank, a Washington state-chartered commercial bank. Pursuant to the Merger Agreement, Holdings received, in exchange for all of the outstanding shares of Starbuck common stock, $130,000,000 in cash and 13,230,000 shares of Common Stock. The Reporting Persons were collectively a member of Holdings and as consideration for the Merger received an aggregate of 2,598,988 shares of Common Stock (the “Shares”) from the Company on the Closing Date.

Item 4.  Purpose of the Transaction
The Reporting Persons acquired the Shares as merger consideration and for investment purposes pursuant to the Merger Agreement. The Reporting Persons intend to participate in the management of the Company through representation on the Company’s Board of Directors. For further information, see Items 2, 3 and 6 hereof, which are incorporated herein by reference.

The Reporting Persons and the Company have entered into a registration rights agreement with respect to the Company’s securities pursuant to which the Company has granted the Reporting Persons certain registration rights regarding the Company’s securities. See Item 6 and Annex B to Exhibit 2 to this Schedule 13D for further information.
The Reporting Persons will continuously evaluate the Company’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional interests in securities of the Company will be acquired by the Reporting Persons or whether the Reporting Persons will dispose of shares of the securities of the Company. At any time, additional securities of the Company may be acquired or some or all of the securities of the Company beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise, based upon, among other things, prevailing market prices of the securities of the Company.
Other than as described in this Schedule 13D, none of the Reporting Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Company, other shareholders of the Company or other third parties regarding such matters.
Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Company at any time in the future.  The Reporting Persons reserve the right to acquire additional debt or equity securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5.  Interest in Securities of the Issuer
(a) In the aggregate, the Reporting Persons beneficially own 2,598,988 shares of Common Stock, constituting approximately 7.9% of the issued and outstanding Common Stock, which consists of 1,525,794 shares of Common Stock held by Friedman Fleischer & Lowe Capital Partners III, L.P., 1,011,119 shares of Common Stock held by Friedman Fleischer & Lowe Parallel Fund III, L.P., 32,322 shares of Common Stock held by FFL Individual Partners III, L.P. and 29,753 shares of Common Stock held by FFL Executive Partners III, L.P. The FFL Funds are controlled by Friedman Fleischer & Lowe GP III, L.P., their general partner, which is controlled by Friedman Fleischer & Lowe GP III, LLC, its general partner.
All ownership percentages of the securities reporting in this Schedule 13D are based upon 32,767,834 shares of Common Stock outstanding following the Merger, as represented by the Company as of October 1, 2015.
(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.
Friedman Fleischer & Lowe GP III, L.P. is the general partner of the FFL Funds.  As such,  Friedman Fleischer & Lowe GP III, L.P. may be deemed to have the power to direct the voting and disposition of the shares owned by the FFL Funds.  Friedman Fleischer & Lowe GP III, L.P. disclaims beneficial ownership of any shares of Common Stock owned by the FFL Funds, except to the extent of its pecuniary interest therein. Friedman Fleischer & Lowe GP III, LLC is the general partner of Friedman Fleischer & Lowe GP III, L.P.  As such, Friedman Fleischer & Lowe GP III, LLC may be deemed to have the power to direct the voting and disposition of the shares owned by the FFL Funds.  Friedman Fleischer & Lowe, LLC disclaims beneficial ownership of any shares of Common Stock owned by the FFL Funds, except to the extent of its pecuniary interest therein.

(c) Other than the transactions described in Item 3, none of the Reporting Persons has effected any transaction involving the Company’s Common Stock during the last 60 days from the date hereof.
(d) Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On November 5, 2014, pursuant to the Merger Agreement, the Company agreed to issue 2,598,988 shares of Common Stock to the FFL Funds at the closing of the Merger. For further information see Item 3 to this Schedule 13D, which is incorporated herein by reference.
Concurrently with the Merger Agreement, the FFL Funds and the Company entered into an Investment Letter Agreement (the “Investment Agreement”) that creates certain obligations and rights for the parties thereto. Pursuant to the Investment Agreement, the FFL Funds have agreed to comply, and ensure compliance by its subsidiaries and affiliates, with Federal banking regulator’s rules and regulations. If required by the staff of the Federal Reserve Board: (a) in connection with obtaining certain regulatory approvals in connection with the Merger, the FFL Funds must and must cause its subsidiaries and affiliates to promptly deliver to the Federal Reserve Board executed passivity and anti-association commitments; and (b) use its commercially reasonable efforts to promptly provide directly to the Federal Reserve Board or FDIC, as applicable, such information about the FFL Funds as is reasonable and customary in connection with obtaining the certain regulatory approvals. Other than as required by (a) and (b) above, the FFL Funds are not required to file any applications, notices, petitions or filings with, or seek any permits, consents or approvals, or authorizations from, any regulatory agency or governmental entity in connection with the Merger.
Under the Investment Agreement, the FFL Funds are entitled to designate a person to serve on the Company’s Board of Directors (the “Board Designee”) for as long as the FFL Funds continue to own in the aggregate at least 5% of the outstanding Common Stock and do not materially breach the FFL Funds’ obligations under the Investment Agreement (the “Board Designee Rights Criteria”). The Board Designee must: (i) be reasonably acceptable to the Board of Directors of the Company; (ii) not be a person who is an officer or employee of Holdings or any of its subsidiaries as of the date of the Investment Agreement; (iii) satisfy all director qualifications reasonably required by the Company and agree to comply with all policies of the Company that apply to all nominees for the Board of Directors of the Company; and (iv) be eligible to serve on the Board of Directors of the Company under certain federal banking laws and regulations. So long as the FFL Funds satisfy the Board Designee Rights Criteria, the FFL Funds maintain the right to nominate an individual to be elected as a member of the Board of Directors of the Company.
Pursuant to the Investment Agreement, the FFL Funds have agreed, among other things, from and after the closing of the Merger, (a) not to transfer any of the Shares for 30 days thereafter, subject to certain exceptions, (b) not to transfer any such Shares to a person or group who, to the knowledge of the FFL Funds, would beneficially own 8% or more of the outstanding Common Stock following such transfer, subject to certain exceptions, (c) not to acquire beneficial ownership of Common Stock if, after such acquisition, the FFL Funds and their affiliates would beneficially own 10% or more of Common Stock, (d) not to directly or indirectly solicit any proxies or seek to advise or influence any person with respect to the voting of any voting securities of the Company, and (e) not to form a “group” with respect to any voting securities of the Company. The restrictions on the FFL Funds remain in effect until the FFL Funds beneficially own less than 5% of the outstanding Common Stock and Company non-voting common stock, excluding the dilutive effect of primary issuances of Common Stock or Company non-voting common stock (or securities convertible or exchangeable therefor).
In connection with the Investment Agreement, the FFL Funds were also granted certain registration rights (the “Registration Rights”). The Registration Rights grant the FFL Funds three separate types of registration rights: (1) shelf registration rights; (2) demand rights; and (3) piggyback registration rights. The shelf registration rights require the Company, as promptly as practicable following the lockup termination date (30 days after the Closing Date), to file a shelf registration statement on Form S-3, if such Form is available. Under the demand rights, subject to certain timing and other customary restrictions, the holders of at least a majority of the outstanding registrable securities have the right to require the Company to file a registration statement for the sale of their Company shares in an underwritten offering. The piggyback registration rights require the Company to notify the FFL Funds of its intention to undertake any securities offering for its own account (other than offerings under employee equity plans and mergers) or the account of other shareholders, and permit the FFL Funds to include their registrable securities in the offering. A copy of the registration rights agreement is filed as Annex B to Exhibit 2 to this Schedule 13D.
Except as described above and elsewhere in this Schedule 13D, as of the date hereof, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the Shares.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement and the Merger Agreement filed herewith as Exhibit 2 and Exhibit 3, respectively.
Item 7.  Material To Be Filed as Exhibits
1. Exhibit 1 –	Joint Filing Agreement

2. Exhibit 2 –
Investment Letter Agreement, dated as of November 5, 2014, by and among the Company and the Reporting Persons (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on November 12, 2014).

3. Exhibit 3 –
Merger Agreement, dated as of November 5, 2014, by and among Holdings, Starbuck and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on November 12, 2014).

4. Exhibit 4 –
Amendment to Merger Agreement, dated as of May 18, 2015, by and among Holdings, Starbuck and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on May 19, 2015).

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  October 13, 2015

Friedman Fleischer & Lowe Capital Partners III, L.P.
By: Friedman Fleischer & Lowe GP III, L.P., its general partner
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Christopher A. Masto
Name:	Christopher A. Masto
Title:	Managing Member

Friedman Fleischer & Lowe Parallel Fund III, L.P.
By: Friedman Fleischer & Lowe GP III, L.P., its general partner
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Christopher A. Masto
Name:	Christopher A. Masto
Title:	Managing Member

FFL Individual Partners III, L.P.
By: Friedman Fleischer & Lowe GP III, L.P., its general partner
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Christopher A. Masto
Name:	Christopher A. Masto
Title:	Managing Member

FFL Executive Partners III, L.P.
By: Friedman Fleischer & Lowe GP III, L.P., its general partner
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Christopher A. Masto
Name:	Christopher A. Masto
Title:	Managing Member

Friedman Fleischer & Lowe GP III, L.P.
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Christopher A. Masto
Name:	Christopher A. Masto
Title:	Managing Member

Friedman Fleischer & Lowe GP III, LLC
By:	/s/ Christopher A. Masto
Name:	Christopher A. Masto
Title:	Managing Member